UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice dated November 30, 2022 of decisions adopted by the Extraordinary Meeting of Shareholders of Grupo Aval held on November 30, 2022

Item 1

RELEVANT INFORMATION

Bogotá, November 30, 2022. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”), informs that the Extraordinary Meeting of Shareholders held today adopted the following decisions regarding the Conflicts of Interest disclosed by some of its administrators pursuant to numeral 7 of article 23 of Law 222 of 1995:

•	To authorize the following principal members of the Board of Directors of the Company: (i) María Lorena Gutiérrez Botero, (ii) Fabio Castellanos Ordóñez, (iii) Miguel Largacha Martínez and (iv) Esther América Paz Montoya, and the following alternate members of the Board of Directors: (i) Carlos Eduardo Upegui Cuartas, (ii) Juan Camilo Ángel Mejía, (iii) Luis Fernando López Roca, (iv) César Prado Villegas and (v) Germán Villamil Pardo to evaluate and decide over matters related with the Public Tender Offer made by Esadinco S.A., over shares of BAC Holding International Corp (“BHI”).

•	Accept the conflict of interest revealed by Messrs. (i) Luis Carlos Sarmiento Angulo, Chairman of the Board of Directors of Grupo Aval, (ii) Alejandro Figueroa Jaramillo, member of the Board of Directors of Grupo Aval and President of Banco de Bogotá, (iii) Álvaro Velásquez Cock, member of the Board of Directors of Grupo Aval and of Banco de Bogotá, (iv) Mauricio Cárdenas Müller, member of the Board of Directors of Grupo Aval and Legal Representative of Sadinsa S.A., a company which is in turn the Legal Representative of Esadinco S.A., (v) Ana María Cuéllar de Jaramillo, member of the Board of Directors of Grupo Aval and of Banco de Bogotá and (vi) Luis Carlos Sarmiento Gutiérrez, President and Legal Representative of Grupo Aval and Chairman of the Board of Directors of Banco de Bogotá. Therefore, these administrators must refrain from participating in the evaluation and decision of matters related with the Public Tender Offer made by Esadinco S.A. over shares of BHI.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel